UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Sale of cabotage operation by Hidrovias

São Paulo, February 27, 2025 – Ultrapar Participações S.A. announces that Hidrovias do Brasil S.A. (“Hidrovias”) has signed a contract for the sale of its coastal navigation operation (cabotage operation) to Companhia de Navegação Norsul as of today.

The total sale price (enterprise value) is R$ 715 million,which R$ 195 million referring to the equity value and R$ 521 million of debt balance, as of December 31, 2024. The payment will be made in cash, on the closing date of the transaction, and will be subject to usual price adjustments for this type of transaction, including adjustments to working capital.

The sale of cabotage operation reinforces Hidrovias’ focus on its strategic positioning, allowing the optimization of its business portfolio and the concentration of efforts on investments with greater strategic attractiveness and operational synergy, as well as providing immediate contribution to the reduction of its financial leverage.

The completion of this transaction is subject to usual regulatory approvals and to the compliance of precedents conditions usual in this type of transaction.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)